Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated July 24, 2024, except for the effects of the restatement disclosed in Notes 39 and 40, as to which the date is September 20, 2024, and the effects of the restatement disclosed in Note 41, as to which the date is December 6, 2024, relating to the consolidated financial statements of Blyvoor Gold Resources Proprietary Limited (also referred to as Aurous Gold) and our report dated July 24, 2024 relating to the financial statements of Blyvoor Gold Operations Proprietary Limited (also referred to as Gauta Tailings) which are contained in that Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO South Africa Inc.
BDO SOUTH AFRICA INCORPORATED
Johannesburg, South Africa
By:	Director
Name:	J Schoeman
December 6, 2024